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                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                  For the month of April, 1999


             NORDIC AMERICAN TANKER SHIPPING LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                          Hamilton HMEX
                             Bermuda
            (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F    X     Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                No    X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is a copy of the report to shareholders for the quarter ended March 31, 1999 containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results.

ADDITIONAL INFORMATION

         BP Amoco p.l.c., the successor corporation to the merger between the British Petroleum Company p.l.c. and Amoco Corp., files annual reports on Form 20-F and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.



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              MANAGEMENT'S DISCUSSION AND ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS AS OF

                         March 31, 1999

Overview

         In September 1995, Nordic American Tanker Shipping Limited (the "Company") offered and sold to the public 11,731,613 warrants (each, a "Warrant") at the initial public offering price of $5.00 per Warrant. The exercise price of a Warrant was $10.21. Prior to September 30, 1997 (the "Exercise Date"), the Company did not have any operations other than certain limited operations related to the acquisition of three modern double hull 150,000 dead weight tonne suezmax tankers (the "Vessels"), which were delivered in the last half of 1997. The Vessels were built at Samsung Heavy Industries.

         On September 30, 1997, all of the outstanding Warrants of the Company were exercised at an exercise price of $10.21 per Warrant. The Company received a total of $119,779,768.73 by issuing a total of 11,731,613 new common shares (the "Shares"). On November 30, 1998, the Company's shareholders approved a proposal to allow the Company to borrow money for the purpose of repurchasing its Shares. On December 28, 1998, the Company purchased 2,170,244 Shares through a "Dutch Auction" self-tender at a price of $12.50 per Share. In addition, the Company paid $715,000 in transaction costs. After the repurchase, a total of 9,706,606 Shares are in issue, down from 11,813,850 Shares.

         BP Shipping Ltd (the "Charterer") agreed to charter each Vessel for a period of seven years from September 30, 1997. Each Charter is subject to extension at the option of the Charterer for up to seven successive one-year periods. During the term of each Charter (including any extension thereof) the Charterer is obligated to pay (i) the Base Rate, which is charterhire at a fixed minimum daily rate of $13,500 per Vessel per day (timecharter ("T/C") equivalent of $22,000 per day), payable quarterly in advance and (ii) Additional Hire, to the extent spot charter rates exceed certain levels, payable quarterly in arrears, from January 1998. The amount of Additional Hire for each quarter, if any, will be determined by the Brokers Panel.

         On January 4, 1999, the Company received $3,645,000 in Base Hire from the Charterer for the period from January 1 to March 31, 1999. In April 1999, the Brokers Panel in London determined that there would be no Additional Hire for the period January 1 to March 31, 1999. The total charterhire for the period was thus $3,645,000 or $13,500 per day per Vessel (T/C equivalent of $22,000 per day per Vessel).



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         On March 30, 1999, the Company received $ 3,685,000 in
Base Hire from the Charterer for the period from April 1 to June 30, 1999.

Results of Operations

         The Company's revenues from the charterhire for the period January 1 to March 31, 1999 derived from the Base Hire of
$3,645,000 ($13,500 per day per Vessel).

         Net costs during the period were $2,238,334 of which three months depreciation of the Vessels constitutes $1,707,760.

Liquidity and Capital Resources

         Total assets of the Company at March 31, 1999 were $167,367,830 compared to $166,045,090 at December 31, 1998. Cash held at March 31, 1999 was $6,696,878.

Dividend payment

         Based on the minimum Base Hire for the 1st quarter of 1999, from January 1 to March 31, the Board of Directors declared in January 1999 a dividend of $3,106,114 or $0.32 per Share, which was paid to shareholders in February 1999.

         Based on the minimum Base Hire for the 2nd quarter of 1999, from April 1 to June 30, the Board of Directors declared in
April 1999 a dividend of $3,106,114 or $0.32 per Share, to be paid to shareholders in May 1999.























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BALANCE SHEET INFORMATION

                         March 31, 1999

ASSETS

    Cash and cash on deposit                   $   6,696,878
    Prepaid finance charges                    $      83,255
    Prepaid insurance                          $      58,333
    Vessels                                    $ 160,529,364
    --------------------------------------------------------

              Total Assets                     $ 167,367,830

LIABILITIES

    Prepaid Hire                               $   3,685,500
    Accounts Payable                           $      14,416
    Accrued Interest on Bank Loan              $      41,437
    Dividend payable                           $   3,106,114

    Long Term Debt                             $  30,000,000

SHAREHOLDER'S EQUITY

    9,706,606 Common Shares, par value         $      97,066
    $0.01 per share, outstanding
    50 million authorized

    Other Shareholder Equity                   $ 130,423,297


    Total liabilities & equity                 $ 167,367,830




















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INCOME STATEMENT INFORMATION THREE MONTHS ENDED

                         March 31, 1999

    Revenue                                    $  3,645,000
    Ship Broker commission                     $    (45,562)
    Management Fee Expense                     $    (62,500)
    Insurance Expense                          $    (25,000)
    Other Expenses                             $     (8,541)
    Depreciation                               $ (1,707,760)
                                               -------------
    Net Operating Income                       $  1,795,637


    Net financial items                        $   (388,971)

    Net profit                                 $  1,406,666




































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                           SIGNATURES




              Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



             NORDIC AMERICAN TANKER SHIPPING LIMITED
                          (registrant)









Dated:  April 28, 1999       By:  /s/Herbjorn Hansson
                                  Herbjorn Hansson
                                  President and Chief
                                  Executive Officer
























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